Atna Increases Land Position in Midas District

Vancouver, B.C. (May 7, 2003) Atna Resources Ltd (TSX:ATN) is pleased to announce that it has optioned a 100% interest in the Sno property, a bonanza gold prospect in the Midas District of the Northern Nevada Rift. Sno, with its high grade gold occurrences, is an excellent addition to the company’s portfolio, which includes three other prospects within this productive volcanic belt as well as two nearby Carlin style sediment hosted prospects.

The Sno property is located along the northern range-front of the Midas trough four kilometers east of Atna’s Clover property and nine kilometers west of Newmont’s Ken Snyder Mine (2.5 million tonnes averaging 38.4 g/t gold and 439.5 g/t silver). Sno is underlain by bimodal, Miocene aged volcanic rocks, which are the facies equivalent to those at the Ken Snyder Mine. The property is transected by a north-northwest trending structural corridor, which hosts highly anomalous gold (up to 32 g/t gold in grab samples). This zone is strongly brecciated and silica-clay altered, with cross-cutting, steep dipping, quartz-pyrite veins. The gold occurrences, anomalous geochemistry, structure and host volcanic rocks all suggest a setting similar to the Ken Snyder Mine, with good potential for a sub-surface, high-grade bonanza vein deposit.

Over the past several months, Atna has been conducting mapping and sampling programs, as well as ground geophysical surveys and claim staking at it’s three epithermal gold prospects within the Northern Nevada Rift, including Clover, Golden Cloud and Beowawe. Atna is currently permitting drill programs for all of these properties, and anticipates commencing drilling in June, 2003. Major gold companies, including Newmont, Placer Dome, and Hecla are actively exploring properties adjacent to Atna’s projects. Atna is in discussing joint venturing its properties with several parties.

For further information contact:

ATNA RESOURCES LTD.

Michael Williams, Vice President

Tel: (604) 684-2285; Fax: (604) 684-8887

E-mail: atna@atna.com

http://www.atna.com